Exhibit 99.12

PRESS RELEASE

Cyprus: TotalEnergies announces a new gas discovery
in offshore Block 6

Paris, 21 December 2022 – TotalEnergies and Eni (operator) have made a new gas discovery at the Zeus-1 well, in Block 6, offshore Cyprus. This discovery follows the Calypso-1 and the Cronos-1 discoveries made on the same block respectively in 2018 and August 2022. The Zeus-1 well encountered 105 meters of net gas pay in carbonate reservoirs that re-enforces the promising outlook for the area and its development.

Located 162 km off the Cyprus coast and 5 km West of Cronos-1, Zeus-1 has been safely drilled and successfully tested by the Tungsten Explorer drillship.

“This success at Zeus-1 further enhances the potential of Block 6, only four months after the Cronos-1 discovery”, said Kevin McLachlan, Senior Vice President, Exploration at TotalEnergies. “New data gathered from the well will assist our ongoing assessment of fast-track development options for the discovered resources.”

TotalEnergies holds a 50% interest in Block 6, where Eni is the operator (50%).

In Cyprus, TotalEnergies is also present in offshore Block 11 (50%, operator), 7 (50%, operator), 2 (20%), 3 (30%), 8 (40%) and 9 (20%).

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).